Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287013

Prospectus Supplement No. 1

(to prospectus dated July 15, 2025)

UP TO 60,000,000 SHARES OF COMMON STOCK

Nature’s Miracle Holding Inc.

This prospectus supplement supplements and amends the prospectus dated July 15, 2025 relating to (i) the offer and sale, from time to time, of up to 55,817,669 shares of Common Stock (the “ELOC Shares”) of Nature’s Miracle Holding Inc. (the “Company”), with a par value $0.0001 per share (“Common Stock”), to GHS Investments, LLC, a Nevada limited liability company (the “Investor”), in connection with an equity line of credit (“ELOC”) for up to $20,000,000 (the “Commitment Amount”), pursuant to an Equity Purchase Facility Agreement, dated as of May 6, 2025 (the “Initial EPFA”), as amended by the Amended Equity Financing Agreement, dated as of July 25, 2025 (the “Amended EPFA”), for a period of 24 months from the date of this prospectus (the “Term”); (ii) the offer and sale of 1,503,759 shares of Common Stock to be issued to the Investor or its designees (together referred to as the “Selling Stockholders”) as an equity incentive (“Commitment Shares”) upon the execution of the EPFA; and (iii) the offer and resale or other disposition from time to time by the Selling Stockholders of up to 2,678,571 shares of our Common Stock (the “Conversion Shares”) that may be issued upon the conversion of the 250 shares of Series A Preferred Stock, $0.0001 par value (the “Series A Shares”) that were issued to the Selling Stockholders on May 6, 2025 pursuant to a Securities Purchase Agreement (the “SPA”). You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 14 of the prospectus, and under similar headings in any amendment or supplements to this prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement No. 1 is being filed to supplement and amend certain disclosure in the prospectus as a result of the Company entering into the Amended EPFA. Pursuant to the Initial EPFA, throughout the 24-month term of the EPFA (the “Term”), the Investor will be obligated to buy registered Common Stock from time to time (each a “Purchase”), when directed by the Company through a notice to Investor (“Purchase Notice”) delivered on trading days (“Purchase Notice Date”), and no Purchase would be made in an amount less than ten thousand dollars ($10,000) or greater than five hundred thousand ($500,000). The Company and the Investor entered into the Amended EPFA solely to increase the maximum amount of Purchases from $500,000 to $2,000,000. Accordingly, the information contained in each of: the third sentence of the fifth paragraph on the Cover Page, the third sentence of the first paragraph, under the heading “Purchases of Shares of our Common Stock Under the EPFA” of page 11, and the sixth sentence of the second paragraph under the heading “Purchases of Shares of our Common Stock Under the EPFA” on page 11, is deleted in its entirety and replaced with the following:

No Purchase will be made in an amount equalling less than ten thousand dollars ($10,000) or greater than two million dollars ($2,000,000).

Except as set forth above, the prospectus remains unchanged.

The date of this prospectus supplement is July 28, 2025